VIA U.S. MAIL

                                                               August 8, 2022
BBYW Holdings LLC
3810 Broadway
Sacramento, CA 95817

Re:           BBYW Holdings LLC; File No. 811-23795

To Whom It May Concern:

        On June 17, 2022, an amended Form N-8A (the    Amendment   ) was filed
that appears to
intend to amend a previous Form N-8A filing from April 27, 2022 notifying the U.S. Securities
and Exchange Commission of the intention to register BBYW Holdings LLC (   the
Company   )
as an investment company under the Investment Company Act of 1940 (the
Investment
Company Act   ). However, our preliminary review of the Amendment indicates that it fails to
comply with the requirements of the Investment Company Act, the related rules and regulations, and the requirements of the form. Due to these serious deficiencies, the Company should not assume that the Amendment may be relied upon for compliance with the federal securities laws, and we do not believe that investors should rely on the Amendment for any investment purpose.
We urge the Company to promptly correct these deficiencies or deregister1 the investment company associated with this filing. It is our intention to post this letter publicly.


Sincerely,


Disclosure Review and Accounting Office






1
 To deregister the investment company, submit a completed Form N-8F, available at https://www.sec.gov/files/formn-8f.pdf. See also IM Guidance Update 2014-05 - Deregistration of Investment
Companies: Applications on Form N-8F (April 2014), available at https://www.sec.gov/investment/im-guidance-
2014-05.pdf